EXHIBIT 4

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Balance Sheets at December 31

		2005	2004
	Note	U.S. dollars in thousands	U.S. dollars in thousands

Assets

Current assets
Cash and cash equivalents	3	2,276	1,086
Investment securities	4	-	519
Receivables:
Trade	11A	2,395	741
Other	11B	453	337
Inventories	11C	2,994	1,994

Total current assets		8,118	4,677

Assets held for severance benefits	6	587	559

Property, plant and equipment	5

Cost		1,857	1,657
Less - accumulated depreciation		1,565	1,425

Net, property and equipment		292	232

Other assets	7	48	57

Total assets		9,045	5,525

By: /s/ Avi Eizenman —————————————— Avi Eizenman Chairman of the Board of Directors	By: /s/ Shaike Orbach —————————————— Shaike Orbach Chief Executive Officer	By: /s/ Eran Gilad —————————————— Eran Gilad Chief Financial Officer

Kfar-Saba, Israel: April 24, 2006

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Balance Sheets at December 31

		2005	2004
	Note	U.S. dollars in thousands	U.S. dollars in thousands

Liabilities and shareholders' equity

Current liabilities
Short-term bank credit	13	500	-
Trade accounts payable		2,020	1,008
Other accounts payable and accrued expenses	11D	822	522

Total current liabilities		3,342	1,530

Long-term liability

Liability for employees severance benefits	6	1,031	957

Total liabilities		4,373	2,487

Commitments and contingencies	8

Shareholders' equity	9
Ordinary shares, NIS 0.001 par value;
authorized 10,000,000 shares;
issued and outstanding 4,351,050 shares as of
December 31, 2005 and 4,213,550 as of December 31, 2004		14	14
Additional paid in capital		5,950	5,638
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2005 and 2004		(38)	(38)
Retained deficit	9D	(1,254)	(2,576)

Total shareholders' equity		4,672	3,038

Total liabilities and shareholders' equity		9,045	5,525

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Statements of Income for the Year Ended December 31,

		2005	2004	2003
	Note	U.S. dollars in thousands except for per share data

Sales	12A	10,876	4,559	3,725

Cost of sales	12B	6,507	2,999	2,160

Gross profit		4,369	1,560	1,565

Research and development costs	12C
Total costs		1,561	1,596	1,647
Less: royalty-bearing participations, net	8A	(98)	(145)	(150)

Research and development costs, net		1,463	1,451	1,497

Selling, marketing, general and
administrative expenses
Selling and marketing expenses	12D	903	718	1,006
General and administrative expenses		695	614	598

		1,598	1,332	1,604

Operating income (loss)		1,308	(1,223)	(1,536)

Financial (expenses) income, net	12E	14	(17)	27

Net income (loss) for the year		1,322	(1,240)	(1,509)

Income (loss) per share:
Basic income (loss) per ordinary share		0.311	(0.296)	(0.367)

Weighted average number of ordinary
shares used to compute basic income
(loss) per share (in thousands)		4,256	4,190	4,112

Diluted income (loss) per ordinary share		0.303	(0.296)	(0.367)

Weighted average number of ordinary
shares used to compute diluted income
(loss) per share (in thousands)		4,364	4,190	4,112